Exhibit 99.1

Hut 8 Mining to Release Q3 2021 Results and Host Conference Call on November 11, 2021

TORONTO, Nov. 2, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce its intention to release results for the quarter ended September 30, 2021 and to host a conference call on November 11, 2021.

Shareholders will hear from Hut 8 Executives, who will review the third quarter financial results and comment on the outlook for the balance of 2021.

Hut 8's results for the quarter ended September 30, 2021 will be shared via press release and on the Company's website at hut8mining.com before 9:30 a.m. ET on November 11, 2021. The conference call will commence at 10:00 a.m. ET. Those wishing to join via telephone should dial in 5 minutes early to the number below using the confirmation number 50245577:

●	1 (866)-215-5508 Canada Toll Free

●	For those joining from outside of Canada, a current list of available local and international freephone telephone numbers can be found here.

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding Bitcoin network dynamics, geo-political impacts, the Company's trajectory to produce additional Bitcoin, the build-out of a third facility, the expected timing of equipment deliveries, and planned investments for the balance of 2021.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2021/02/c0964.html

%SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 02-NOV-21